August 29, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Melissa Gilmore

Re:    Callaway Golf Company
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
File No. 001-10962

Dear Ms. Gilmore:

This letter is in response to the comment letter, dated August 6, 2018, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for Callaway Golf Company (the “Company”). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 4. Financing Arrangements, page F-20

1.
We note your disclosure on page F-20 that your ABL Facility imposes restrictions on the amount the company could pay in annual cash dividends. In addition, we note you removed the disclosure related to the maximum amount that the company could have paid out in dividends that was included in the 2016 Form 10-K. Please provide us with your analysis on how your current disclosure complies with Rule 4-08(e) of Regulation S-X and revise your future disclosure as necessary.

We respectfully acknowledge the Staff’s comment. The Company removed from the 2017 Form 10-K the sentence related to the maximum amount that the Company could have paid out in dividends primarily because such maximum amount significantly exceeded the Company’s historical or intended annual dividend payout to such a degree that the exact maximum amount was not viewed as meaningful information for the investor. The Company has declared less than $4 million in dividends annually in recent years, in comparison to a maximum allowable amount under the ABL Facility in excess of $50 million in recent years, and accordingly, the ABL Facility restrictions do not materially limit the Company's ability to pay future dividends at the current dividend rate. In future filings, the Company will include a sentence stating that the restrictions imposed by the ABL Facility do not materially limit the Company's ability to pay future dividends at the current dividend rate.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Consolidated Condensed Financial Statements
Note 2. Revenue Recognition, page 12

2.
Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your products.

We respectfully acknowledge the Staff’s comment. Sales taxes, value added taxes and other taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue. In future filings, the Company will state the aforementioned policy on transaction-related taxes.

3.	Please tell us and consider disclosure of your accounting policy election to account for shipping and handling activities. Please refer to ASC 235-10-50-1 through 6 and ASC 606-10-25-18B.

We respectfully acknowledge the Staff’s comment. The Company elected to account for shipping and handling as activities to fulfill the promise to transfer the good. Therefore, shipping and handling fees that are billed to customers are recognized in revenue and the associated shipping and handling costs are recognized in cost of goods sold as soon as the customer obtains control of the goods. In future filings, the Company will include the aforementioned policy stating its accounting election for shipping and handling activities.

Note 9. Investments
Investment in Topgolf International Inc., page 21

4.
We note your disclosure that as of March 31, 2018 your investment in Topgolf was accounted for as cost less impairments as its fair value is not readily determinable. We further note your disclosure that, based on observable market transactions prior to December 31, 2017, the company believes that the fair value of the investment significantly exceeds its cost. Please tell us the basis of this fair value statement and clarify why you have concluded your investment should be accounted for at cost less impairments as opposed to fair value.

We respectfully acknowledge the Staff’s comment. Topgolf is a private company and its shares are illiquid. Our basis for stating that we believe that the fair value of our investment in Topgolf significantly exceeds its cost was based on the previously disclosed Providence Equity Investment private placement (which took place in February 2016) and the related Topgolf Repurchase Program. As required by the terms of the Providence Equity Investment, Topgolf used a portion of the proceeds it received to repurchase various series of preferred stock and common stock from its existing shareholders. In connection with the Repurchase Program, in April 2016, we sold approximately 10% of our preferred shares in Topgolf and recognized a gain on each class of shares sold. Following the sale of these shares, the estimated fair value of our remaining investment was within the range of $207,000,000 to $217,000,000, based on the purchase prices in the Providence Equity Investment and related Topgolf Repurchase Program. In the absence of the Providence Equity Investment, it would not have been practicable for us to estimate the fair value of our investment in Topgolf. Since that time, Topgolf has continued with its new site development plans, including the opening of a flagship site in Las Vegas, Nevada and multiple other locations. Based on the Repurchase Program, and Topgolf’s performance since that time, we continue to believe the fair value significantly exceeds our cost basis in the investment.

In the absence of another observable transaction that is indicative of fair value, we do not anticipate that it will be practicable to estimate the fair value of our investment in Topgolf in the future. Since the adoption of ASU No. 2016-01, there has been no observable transaction which would provide an estimate of fair value. As the fair value of our investment in Topgolf is not readily determinable, we believe that it is appropriate to account for this investment at cost less impairments. We will continue to note in our disclosures that, in accordance with ASU No. 2016-01, beginning with the Company’s fiscal year ending December 31, 2018, if there is an observable price change as a result of an orderly transaction for the identical or similar investment of the same issuer, the Company would be required to assess the fair value impact, if any, on each class of Topgolf stock held by the Company, and write such stock up or down to its estimated fair value. In future filings, we will revise our disclosures to better explain why the fair value of our investment in Topgolf is not readily determinable in the absence of another transaction indicative of fair value.

Please contact the undersigned at (760) 930-5891 or Peter C. Bartolino, Deputy General Counsel, at (760) 804-4130 if you have any further questions or require any further information.

Very truly yours,

/S/ JENNIFER THOMAS
Jennifer Thomas Chief Accounting Officer

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